Form 10-K, Exhibit 13
period 1997-01-31
TOTAL TEL USA COMMUNICATIONS INC
filed 1997-05-15
CIK 34497

Total-Tel USA
Communications, Inc.
and Subsidiaries

Consolidated Financial Statements for the
Years Ended January 31, 1997, 1996 and 1995, and
Independent Auditors' Report



INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Total-Tel USA Communications, Inc.
Little Falls, New Jersey

We have audited the accompanying consolidated balance sheets of Total-Tel USA Communications, Inc. and subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 1997. Our audits also included the financial statement schedule listed in the index at item 14(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Total-Tel USA Communications, Inc. and subsidiaries as of January 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

Deloitte & Touche LLP
New York, NY
April 24, 1997




TOTAL-TEL USA COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JANUARY 31, 1997 AND 1996

ASSETS                                                                              1997               1996

CURRENT ASSETS:
Cash and cash equivalents                                                        $2,589,187         $3,177,138
Investments available for sale                                                    1,010,594            966,935
Trade accounts receivable (net of allowance for doubtful accounts
of $1,053,670 and $831,538 in 1997 and 1996, respectively)                       13,933,652          8,741,918
Notes receivable                                                                    163,706             27,000
Deferred income taxes                                                               263,600            314,600
Prepaid expenses and other current assets                                           583,223            392,974
                                                                                -----------        -----------
Total current assets                                                             18,543,962         13,620,565
                                                                                -----------        -----------
PROPERTY AND EQUIPMENT, NET                                                      11,065,689          6,011,005
                                                                                -----------        -----------
OTHER ASSETS:
Notes receivable                                                                     86,383             90,281
Deferred line installation costs (net of accumulated amortization
of $283,801 and $796,170 in 1997 and 1996, respectively)                            281,392            247,019
Other assets                                                                        516,635            426,164
                                                                                -----------        -----------
Total other assets                                                                  884,410            763,464
                                                                                -----------        -----------
                                                                                $30,494,061        $20,395,034
                                                                                ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                                $10,222,260         $6,604,459
Other current and accrued liabilities                                             2,222,141          1,775,256
Salaries and wages payable                                                          613,477            441,516
                                                                                -----------        -----------
Total current liabilities                                                        13,057,878          8,821,231
                                                                                -----------        -----------
OTHER LONG-TERM LIABILITIES                                                         259,220            313,742
                                                                                -----------        -----------
LONG-TERM DEBT                                                                    2,940,000                 --
                                                                                -----------        -----------
DEFERRED INCOME TAXES                                                               850,301            560,481
                                                                                -----------        -----------
COMMITMENTS AND CONTINGENCIES (Note G)

SHAREHOLDERS' EQUITY:
Common stock, par value $.05 per share; authorized 20,000,000 and
5,000,000 shares in 1997 and 1996, respectively, issued
3,755,840 and 3,737,612 shares in 1997 and 1996, respectively                       187,792             93,440
Additional paid-in capital                                                        3,572,026          3,600,105
Retained earnings                                                                11,178,467          8,590,329
                                                                                -----------        -----------
                                                                                 14,938,285         12,283,874

Treasury stock - at cost - 810,510 shares                                        (1,547,251)        (1,547,251)
Receivable from shareholder                                                        (100,000)          (100,000)
Unrealized gain on available for sale securities                                     95,628             62,957
                                                                                -----------        -----------
Total shareholders' equity                                                       13,386,662         10,699,580
                                                                                -----------        -----------
                                                                                $30,494,061        $20,395,034
                                                                                ===========        ===========

See notes to consolidated financial statements.




TOTAL-TEL USA COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED JANUARY 31, 1997, 1996 and 1995

                                                               1997                1996                1995

NET SALES                                                   $89,325,921         $49,873,477         $29,816,632
                                                            -----------         -----------         -----------
COSTS AND EXPENSES:
Cost of sales                                                66,829,283          34,854,000          20,852,638
Selling, general and administrative                          18,361,053          12,710,495           7,410,758
                                                            -----------         -----------         -----------
Total costs and expenses                                     85,190,336          47,564,495          28,263,396
                                                            -----------         -----------         -----------
OPERATING INCOME                                              4,135,585           2,308,982           1,553,236
                                                            -----------         -----------         -----------
OTHER INCOME (EXPENSE):
Interest income                                                 141,181             166,170             146,465
Gain on sale of real estate                                     --                   --                  48,570
Other income                                                     50,920              36,091              50,353
Interest expense                                                (68,348)             (3,854)             (3,112)
                                                            -----------         -----------         -----------
Total other income                                              123,753             198,407             242,276
                                                            -----------         -----------         -----------
EARNINGS BEFORE INCOME TAXES                                  4,259,338           2,507,389           1,795,512

INCOME TAX PROVISION                                          1,671,200             952,800             695,982
                                                            -----------         -----------         -----------
NET EARNINGS                                                 $2,588,138          $1,554,589          $1,099,530
                                                            ===========         ===========         ===========
EARNINGS PER COMMON AND COMMON
EQUIVALENT SHARE                                                  $0.75               $0.47               $0.34
                                                                  =====               =====               =====

See notes to consolidated financial statements.





TOTAL-TEL USA COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                                          Unrealized
                                                                                                          Gain (Loss)
                                                    Additional                              Receivable    Available
                                         Common      Paid-In      Retained     Treasury       From         for Sale
                                         Stock       Capital      Earnings      Stock      Shareholder    Securities     Total

BALANCE AT JANUARY 31, 1994              $86,088   $1,371,632   $8,143,777  ($1,584,687)    ($100,000)       $ --     $7,916,810

Unrealized gain on available for sale
securities at February 1, 1995              --           --           --           --            --          70,211       70,211

Unrealized loss on available for
sale securities                             --           --           --           --            --         (43,034)     (43,034)
Exercise of employee stock options           562       48,715         --           --            --            --         49,277

Common stock dividend                      6,590    2,200,977   (2,207,567)        --            --            --           --
Net earnings                                --           --      1,099,530         --            --            --      1,099,530
                                     -----------  -----------  -----------  -----------   -----------   -----------  -----------
BALANCE AT JANUARY 31, 1995               93,240    3,621,324    7,035,740   (1,584,687)     (100,000)       27,177    9,092,794

Unrealized gain on available for
sale securities                             --           --           --           --            --          35,780       35,780

Exercise of employee stock option            200       15,727         --           --            --                       15,927

Issuance of employee stock grants           --        (36,946)        --         37,436          --            --            490

Net earnings                                --           --      1,554,589         --            --            --      1,554,589
                                     -----------  -----------  -----------  -----------   -----------   -----------  -----------
BALANCE AT JANUARY 31, 1996               93,440    3,600,105    8,590,329   (1,547,251)     (100,000)       62,957   10,699,580

Unrealized gain on available for
sale securities                             --           --           --           --            --          32,671       32,671

Exercise of employee stock options           681       65,592         --           --            --            --         66,273

Stock split                               93,671      (93,671)        --           --            --            --           --

Net earnings                                --           --      2,588,138         --            --            --      2,588,138
                                     -----------  -----------  -----------  -----------   -----------   -----------  -----------
BALANCE AT JANUARY 31, 1997             $187,792   $3,572,026  $11,178,467  ($1,547,251)    ($100,000)      $95,628  $13,386,662
                                     ===========  ===========  ===========  ===========   ===========   ===========  ===========

See notes to consolidated financial statements.





TOTAL-TEL USA COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 31, 1997, 1996 AND 1995
                                                             1997           1996           1995

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                $2,588,138     $1,554,589     $1,099,530
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation and amortization                                1,381,931      1,026,102        663,149
Provision for doubtful accounts                                950,495        820,131        391,656
Noncash compensation expense                                    57,219         68,815         49,602
Gain on sale of real estate                                         --             --        (48,570)
Deferred income taxes                                          340,820        139,800         53,000
Change in assets and liabilities:
(Increase) decrease in assets:
Trade accounts receivable                                   (6,142,229)    (3,622,415)    (3,217,529)
Prepaid expenses and other current assets                     (190,249)        27,335        (22,296)
Other assets                                                   (90,471)       (53,499)        11,416
Increase (decrease) in liabilities:
Accounts payable                                             3,617,801      2,483,618      1,874,974
Other current and accrued liabilities and
salaries and wages payable                                     561,627        738,956        659,873
Other long-term liabilities                                    (54,522)       202,928        110,814
                                                          ------------   ------------   ------------
Net cash provided by operating activities                    3,020,560      3,386,360      1,625,619
                                                          ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Collections on notes receivable                                     --        628,792        125,447
Proceeds from sales and maturities of short-term
investments available for sale                                 973,141      1,600,963      1,705,893
Purchase of investments available for sale                    (984,129)      (581,517)    (1,147,416)
Purchases of property and equipment                         (6,397,259)    (3,027,719)    (2,268,339)
Proceeds from sale of fixed assets                              53,759             --             --
Payments for deferred line installation costs                 (127,488)      (111,283)      (111,327)
Issuance of notes to employees                                (136,706)      (115,000)       (50,000)
Collection on notes receivable from employees                    3,898         32,500         50,000
                                                          ------------   ------------   ------------
Net cash used in investing activities                       (6,614,784)    (1,573,264)    (1,695,742)
                                                          ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised                                         66,273         15,927         49,277
Bank borrowings                                              2,000,000             --             --
Additional borrowings                                          940,000            490             --
                                                          ------------   ------------   ------------
Net cash provided by financing activities                    3,006,273         16,417         49,277
                                                          ------------   ------------   ------------

NET (DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS                                                   (587,951)     1,829,513        (20,846)

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR                                            3,177,138      1,347,625      1,368,471
                                                          ------------   ------------   ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                      $2,589,187     $3,177,138     $1,347,625
                                                          ============   ============   ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
Cash paid during the year for:
Interest                                                       $64,761         $3,854         $3,112

Income taxes                                                $1,511,149       $560,000       $573,000

NONCASH ITEMS:
Unrealized gain on available for sale securities               $32,671        $35,780        $27,177

Fair market value of stock dividend, 131,795 shares
granted at $16.75 per share                                       $ --           $ --     $2,207,567

See notes to consolidated financial statements.





TOTAL-TEL USA COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF OPERATIONS

Total-Tel USA Communications, Inc. ("Total-Tel") with its wholly-owned subsidiaries Total-Tel, Inc. Total-Tel USA, Inc., Total-Tel Southeast Inc., Total-Tel Carrier Services, Inc., Total-Tel Sarasota, Inc., and Total-Tel Services (collectively, the "Company") operates as a switch based resale common carrier providing twenty-four hour, seven day a week, domestic and international long distance telecommunications service to customers throughout the United States. The Company's principal customers are primarily businesses and more recently other common carriers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Total-Tel USA Communications, Inc. and its subsidiaries, all of which are wholly-owned. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

Property and Equipment - Property and equipment are stated at cost. Depreciation and amortization is being provided by use of the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful lives of the asset.

The estimated useful lives of the principal classes of assets are as follows:

Classification                                Years

Machinery and equipment                      5 - 10
Office furniture, fixtures and equipment     7 - 10
Vehicles                                      3 - 5
Leasehold improvements                       2 - 10
Computer equipment and software               5 - 7

In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." Based on the provisions of the statement, the Company determined that no provision for impairment of the carrying cost of its machinery and equipment, or other long-lived assets, was necessary.

Deferred Line Installation Costs - The Company defers charges from other common carriers which cover the cost of installing telephone transmission facilities (lines). Amortization of these costs is provided using the straight-line method over the estimated life (five years) of the lines.

Use of Estimates - The Company's financial statements include the use of estimates and assumptions which have been developed by management based on available facts and information. Actual results could differ from those estimates.

Concentrations of Credit Risk - The Company sells its telecommunications services and products to customers operating primarily in the north eastern region of the United States. The Company performs ongoing credit evaluations of its customers as it generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations.

Sales by Category - The Company's operations are conducted within one business segment, the providing of long distance telecommunications to business customers (retail) and other carriers (wholesale). Sales by category for the fiscal years ended January 31, 1997, 1996 and 1995 are as follows:

                      1997            1996            1995

Retail            $57,896,644     $46,289,295     $29,816,632
Wholesale          31,429,277       3,584,182          --
                  -----------     -----------     -----------
                  $89,325,921     $49,873,477     $29,816,632
                  ===========     ===========     ===========

Earnings per Common and Common Equivalent Share - Earnings per share were computed by dividing the net earnings by the weighted average number of shares outstanding during each year. The weighted average number of shares includes the number of outstanding common shares plus the assumed exercise of dilutive outstanding common stock options using the treasury stock method.

Stock Split - On July 1, 1996, the Company distributed 1,873,420 of common stock in connection with a 2 for 1 stock split of all outstanding shares as of June 15, 1996. All per share and number of shares data have been restated to reflect this stock split.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on hand, demand deposits and money market accounts.

Reclassifications - Certain reclassifications have been made to prior year financial statements to conform to classifications used in the current year.

New Accounting Pronouncements - In 1997, the Financial Accounting Standards Board issued Statement of Financial Accountings Standards No. 128, "Earnings per Share," which is effective for financial statements ending after December 15, 1997. This statement supersedes Accounting Principles Board Opinion No. 15 and replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and provides guidance on other computational changes. Had the provisions of the statement been effective for the current year, the following pro forma EPS amounts would have been disclosed:

Basic EPS:             $0.88
                       =====
Diluted EPS:           $0.75
                       =====



C.INVESTMENT SECURITIES

Investments available for sale consist of:

                                   1997                                                     1996
                              Gross Unrealized                Market                    Gross Unrealized                Market
                    Cost           Gain          Loss         Value           Cost           Gain           Loss         Value

Municipal
bonds and
notes             $477,227          $1,887        $--         $479,114       $582,063     $  --            $6,296       $575,767
Mutual
funds              277,299          10,260         --          287,559        272,794         742            --          273,536
Common                --              --           --             --             --          --              --             --
stock               70,700         173,221         --          243,921          7,121      10,511            --          117,632
                  --------        --------        ---       ----------       --------    --------          ------       --------
                  $825,226        $185,368        $--       $1,010,594       $861,978    $111,253          $6,296       $966,935
                  ========        ========        ===       ==========       ========    ========          ======       ========




Maturity dates of municipal bonds and notes as of January 31, 1997 are as follows:

Maturing Within                                  Cost                Market Value
1 year                                         $426,793                $428,486
After 1 year through 5 years                     50,434                  50,628
                                               --------                --------
                                               $477,227                $479,114
                                               ========                ========





D. PROPERTY AND EQUIPMENT

Property and equipment consists of:
                                                     1997               1996
Machinery and equipment                          $7,243,651         $7,814,911
Office furniture, fixtures and equipment          1,257,440          1,070,249
Leasehold improvements                              305,812            343,004
Vehicles                                            152,583            147,698
Computer equipment and software                   2,420,830          1,704,239
Leasehold improvements in progress                  260,578              --
Machinery and equipment in progress               3,585,205              --
                                                -----------        -----------
                                                 15,226,099         11,080,101

Less accumulated depreciation and amortization    4,160,410          5,069,096
                                                -----------        -----------
                                                $11,065,689         $6,011,005
                                                ===========        ===========

Depreciation and amortization expense related to property and equipment for the years ended January 31, 1997, 1996 and 1995 was $1,288,816, $940,853 and $580,414, respectively.




E. SALE OF REAL ESTATE HELD FOR INVESTMENT

In 1985, the Company sold approximately 13 acres of land to two unrelated individuals for $580,000. Payment was received in cash of $120,000 and a $460,000 first purchase money note and mortgage, which was subsequently paid. The Company used the installment method to report the gain on the sale, which amounted to $469,519. For the fiscal year ended January 31, 1995, the Company recognized a gain of $48,570.

F. INCOME TAXES

The provision for income taxes includes the following:

                                    1997         1996        1995
Federal:
Current                         $1,078,000     $663,000    $518,000
Deferred                           249,700       95,400     (13,000)
State income taxes:
Current                            278,000      150,000     124,982
Deferred                            65,500       44,400      66,000
                               -----------    ---------   ---------
                                $1,671,200     $952,800    $695,982
                               ===========    =========   =========



Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The income tax effects of significant items comprising the Company's net deferred tax liability are as follows:

                                                1997                     1996
                                              Current    Long-term     Current      Long-term
Deferred tax assets:
Allowance for doubtful accounts              $196,800    $           $ 217,600       $ --
Accrued compensation expense                   66,800                   97,000         --
Unamortized lease incentive                      --       103,500         --        125,100
                                            ---------   ---------    ---------   ----------
Total deferred tax assets                     263,600     103,500      314,600      125,100
                                            ---------   ---------    ---------   ----------

Deferred tax liabilities:
Difference between book and tax basis
of property and equipment                        --        890,181)       --       (643,581)
Unrealized gains on securities
available for sale                               --        (63,620)       --        (42,000)
                                             --------    ---------     --------   ---------
Total deferred tax liabilities                   --       (953,801)       --       (685,581)
                                             --------    ---------     --------   ---------
Net deferred tax asset (liability)           $263,600    $(850,301)    $314,600   $(560,481)
                                             ========    =========     ========   =========



A reconciliation from the U.S. statutory tax rate of 34% to the effective tax rate for income taxes on the consolidated statements of earnings is as follows:

                                                      1997           1996            1995
Computed expense at statutory rates               $1,448,000       $852,500        $610,000
(Reductions) increase in taxes resulting from:
Tax-exempt interest income                           (16,000)       (23,200)        (21,900)
State taxes, net of federal income tax benefit       227,000        128,300         126,000
Other                                                 12,200         (4,800)        (18,118)
                                                  ----------       --------        --------
Actual expense                                    $1,671,200       $952,800        $695,982
                                                  ==========       ========        ========


G. LEASE COMMITMENTS

The Company rents various facilities under lease agreements classified as operating leases. Several of the underlying agreements contains certain incentives eliminating payments at the inception of the lease. Lease incentives are amortized on a straight-line basis over the entire lease term. Under terms of these leases, the Company is required to pay its proportionate share of increases in real estate taxes, operating expenses and other related costs.

In 1993, the Company leased warehouse space in Belleville, New Jersey from a partnership in which two of the partners are directors and major shareholders. During the fiscal years ended January 31, 1997, 1996 and 1995, the Company paid rent of $59,760, $59,670 and $49,101, respectively to the partnership. The annual rent for this premise is $58,560 for the first three years and $63,885 for years four and five and is included in the table of minimum rentals shown below.

In 1995, the Company entered into a second modification of its lease for additional office space at its existing facility in Little Falls, New Jersey. This agreement extended the original lease to August 14, 2002. The annual rental on the additional space is $121,707 annually for months 7-48 and $138,154 thereafter. In 1997, the Company entered into a third modification of its lease for approximately 16,640 square feet of additional office space at its existing facility in Little Falls, New Jersey. The commencement date of the modification is expected to be July 1, 1997. The annual rental on the additional space will be $357,760 per annum from July 1, 1997 through February 14, 1998, $366,800 per annum from February 15, 1998 through August 14, 2000 and $382,720 per annum from August 15, 2000 through August 14, 2002.

In 1996, a subsidiary of the Company entered into a lease for approximately 2,300 square feet of office space in New York City, New York at an annual rental of approximately $75,900. The lease commencement date is February 1, 1997 and is for sixty three months. The lease requires the payment of the tenant's proportionate share of operating expenses and real estate tax increases over the base year.

Also in 1996, the Company entered into a lease for approximately 8,300 square feet of space at 40 Rector Street, New York City, New York to be used for a second switching facility. The term of the lease is for fifteen years and ten months from the date of commencement which is estimated to be February 1, 1998. Rental payments are $133,184 per annum for the first five years after commencement, $166,480 per annum for the next five years and $183,128 per annum for the next five years and ten months. The lease requires the payment of the tenant's proportional share of operating expenses and real estate tax increase over the base year.

Future minimum annual rentals on these leases as of January 31, 1997 are as follows:

Year Ending
January 31,

1998                   $1,011,970
1999                    1,179,483
2000                    1,088,400
2001                    1,112,489
2002                    1,112,489
2003 and thereafter     2,174,974
                       ----------
                       $7,679,805
                       ==========

Rental expense for the years ended January 31, 1997, 1996 and 1995 was approximately $626,600, $517,600 and $310,550, respectively.

H. EMPLOYEE BENEFIT PLANS

The Company has established a savings incentive plan for substantially all employees of the Company which is qualified under section 401(k) of the Internal Revenue Code. The savings plan provides for contributions to an independent trustee by both the Company and its participating employees. Under the plan, employees may contribute up to 15% of their pretax base pay and the Company had made matching contributions equal to 25% of the first 6% of participant contributions. On January 1, 1996, the Company increased its matching contribution to 50% of the first 6% of participant contributions. Participants vest immediately in their own contributions and over a period of six years for the Company's contributions. Company contributions were approximately $111,000, $41,000 and $25,000 for the years ended January 31, 1997, 1996 and 1995, respectively.

I. STOCK OPTION PLAN

The Company has two stock option plans authorizing the granting of either "Incentive Stock Options" or "Nonqualified Stock Options." The 1987 Stock Option Plan provides for the acquiring of an aggregate of not more than 664,900 shares of the Company's common stock reserved for issuance under the Plan. The 1996 Stock Option Plan, which was approved by the shareholders and adopted by the Company on October 10, 1996, provides for the acquiring of an aggregate of not more than 300,000 shares.

Incentive Stock Options granted pursuant to the Plans must have an exercise price equal to the fair market value of the Company's Common Stock at the time the option is granted, except that the price shall be at least 110 percent of the fair market value where the option is granted to an employee who owns more than 10 percent of the combined voting power of all classes of the Company's voting stock. Nonqualified Stock Options granted pursuant to the Plans must have an exercise price equal to at least 50 percent of the fair market value of the Company's Common Stock at the time the option is granted. Incentive Stock Options may be granted only to employees. Nonqualified Stock Options may be granted to employees as well as directors, independent contractors and agents, as determined by the Board of Directors. All options available to be granted under the 1987 and 1996 Plans must be granted by September 1, 1997 and October 10, 2006, respectively.

Outstanding options under the 1987 Plan are as follows:

                                          Number           Option
                                        of Shares          Price

Outstanding February 1, 1994             500,500       $1.03 -- 2.73
Granted                                  183,900       $6.00 -- 9.63
Exercised                                (24,750)      $        1.99
Canceled                                 (24,750)      $1.03 -- 1.99
                                         -------
Outstanding January 31, 1995             634,900       $1.03 -- 9.63
Granted                                   33,000       $7.99 -- 8.63
Exercised                                 (8,000)      $        1.99
Canceled                                 (17,000)      $        8.75
                                         -------
Outstanding January 31, 1996             642,900       $1.03 -- 9.63
Granted                                   22,000       $        9.50
Exercised                                (18,228)      $1.99 -- 6.57
Canceled                                    --               --
                                         -------
Outstanding January 31, 1997             646,672       $1.03 -- 9.63
                                         =======       -------------
Exercisable January 31, 1997             623,172       $1.03 -- 9.63
                                         =======       =============
Available for grant-- January 31, 1997      --
                                         =======

There were no outstanding options under the 1996 Plan at January 31, 1997. Compensation expense related to the nonqualified stock options was $57,219, $68,815 and $49,602 for the years ended January 31, 1997,
1996 and 1995, respectively.

The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in the fiscal years ended January 31, 1997 and 1996, consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                      1997            1996

Net earnings -- as reported       $2,588,138      $1,554,589
Net earnings -- pro forma          2,536,789       1,481,221

Earnings per share -- as reported       0.75            0.47
Earnings per share -- pro forma         0.74            0.45

The assumption regarding the stock options issued to executives in fiscal 1997 was that 100% of such options vested in fiscal 1996 rather than 1/4 as required by the Plan, since 1/4 of 1994 and 1995 would have vested in 1996.

The fair value of each option grant is estimated based on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1996 and 1997: dividend yield of 0.00%; expected volatility of 33.00%; risk-free interest rate of 6.72%; and expected lives of 5 years.



J. NOTES RECEIVABLE

In 1990, the Company sold the net assets of its manufacturing division for approximately $1,418,000 in cash and a promissory note of approximately $877,000.

The promissory note was payable over a period of five years. The unpaid principal balance and accrued interest was paid on May 8, 1995.

K. NOTES RECEIVABLE FROM SHAREHOLDER

In 1993, the Company made a $25,000 noninterest bearing, unsecured loan to an executive employee and shareholder of the Company. In 1995, the Company made two additional unsecured loans to the same employee, $55,000 and $60,000, with interest at the prime rate published in the Wall Street Journal, and 9% per annum, respectively. In 1996, the three notes, together with unpaid interest, were combined into one note with a principal balance of $117,281. The note bears interest at 8% per annum and is payable in semi-monthly installments for seven and one half-years, commencing February 7, 1996. At January 31, 1997, $3,898 of this note has been repaid.

In 1993, the Company made a separate $100,000 unsecured loan to the above mentioned employee for the purchase of Company common stock. This note, which is shown as a reduction in shareholder's equity, bears interest at the prime rate published in the Wall Street Journal. Interest payments are due monthly and the principal balance (originally due April 1, 1995 and extended to December 31, 1996) was extended during the current year to December 31, 1997.

L. CONTINGENCIES

The Company is a defendant in two law suits. The first suit, filed by one of its customers for alleged breach of contract, seeks compensatory and punitive damages of $1,300,000. The second suit, filed by a former employee for alleged breach of contract, seeks compensatory and punitive damages of $1,900,000. The Company believes that the suits are completely without merit and intends to vigorously defend them.

M. LONG-TERM DEBT

Long-term debt consists of the following at January 31, 1997:

Loan from bank                     $2,000,000
Purchase commitment                   940,000
                                   ----------
                                   $2,940,000
                                   ==========

On August 23, 1996, the Company entered into an Equipment Facility and Revolving Credit Agreement (the "Facility") with a major New Jersey bank. This Facility provides the Company with an unsecured line of credit of $4,000,000 and $6,000,000 for the purchase of machinery and equipment, primarily switching equipment, and is secured by the Company's machinery and equipment.

The Company has currently drawn down $2,000,000 of the $6,000,000 and has the ability and intent to convert this to a term loan.

The Company has utilized $100,000 of the unsecured line of credit for the issuance of a letter of credit.

The $940,000 purchase commitment is part of the purchase of a new switch. It is the Company's intention to pay off the commitment by drawing down from the equipment Facility and then converting the drawdowns to a term loan.

The interest rate for borrowings under the Facility is at the bank's prime rate or, at the Company's option, 225 basis points above the LIBOR rate. The Company is currently paying 7.75% on the $2,000,000 drawdown.

The facility requires the Company to meet certain covenants. Among the covenants contained in the Facility are ratios and balances as to minimum tangible net worth, current ratio, debt to net worth and fixed charge coverage(all as defined). Other covenants include the level of capital expenditures, acquisitions of capital stock, the incurrence of new long-term indebtedness (as defined), and new liens on assets, as well as the maintenance of certain other ratios. At January 31, 1997, the Company was in compliance with all covenants of the facility.

N. QUARTERLY FINANCIAL INFORMATION (Unaudited)



Amounts in thousands except per share data.

                                       April 30,     July 31,     October 31,    January 31,
                                         1994         1994            1994         1995

Revenues                               $5,414        $6,741         $8,297       $ 9,365
Operating income                          232           324            427           570
Net earnings                              167           203            307           423
Net earnings per common share            0.05          0.06           0.10          0.13

                                      April 30,     July 31,     October 31,    January 31,
                                        1995         1995            1995         1996

Revenues                              $10,516       $11,620        $13,454       $14,283
Operating income                          569           410            948           382
Net earnings                              366           246            594           349
Net earnings per common share            0.11          0.09           0.18          0.09

                                      April 30,     July 31,     October 31,    January 31,
                                        1996         1996            1996         1997

Revenues                              $17,370       $23,118        $23,948       $24,890
Operating income                          807         1,251          1,311           767
Net earnings                              503           781            810           494
Net earnings per common share            0.15          0.23           0.23          0.14

                                                             ******





TOTAL-TEL USA COMMUNICATIONS, INC. AND SUBSIDIARIES

SCHEDULE II-- VALUATION AND QUALIFYING ACCOUNTS
(CONSOLIDATED)
----------------------------------------------------------------------------------------------------------
Column A                          Column B            Column C          Column D        Column E

                                                Additions
                                      ----------------------------
                                                                 Charged to
                                Balance at     Charged to         Other                           Balance
                                 Beginning      Cost and         Accounts-       Deductions-     at End of
Description                      of Period      Expenses         Describe          Describe       Period
YEAR ENDED JANUARY 31,
1997:
Reserves and allowances
deducted from asset accounts:
Allowance for uncollectible
accounts                          $831,538      $950,495           $--             $728,363      $1,053,670

YEAR ENDED JANUARY 31,
1996:
Reserves and allowances
deducted from asset accounts:
Allowance for uncollectible
accounts                          $492,235      $820,131           $--             $480,828        $831,538

YEAR ENDED JANUARY 31,
1995:
Reserves and allowances
deducted from asset accounts:
Allowance for uncollectible
accounts                          $294,009      $391,656           $--             $193,430       (1)$492,235

(1) Uncollectible accounts written off, net of recoveries.

TotTel10K.edg    PAGE 20